EXHIBIT 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions of dollars)

	Year Ended October 31
	2007	2006	2005	2004	2003
Earnings:

Income of consolidated group before income taxes	$2,675.5	$2,173.8	$2,106.5	$2,100.6	$934.6

Dividends received from unconsolidated affiliates	13.0	2.6	1.9	21.6	3.2

Fixed charges excluding capitalized interest	1,174.3	1,036.4	779.2	606.5	643.5

Total earnings	$3,862.8	$3,212.8	$2,887.6	$2,728.7	$1,581.3

Fixed charges:

Interest expense of consolidated group including capitalized interest	$1,181.9	$1,023.8	$763.2	$592.8	$628.7

Portion of rental charges deemed to be interest	23.1	18.9	18.2	14.4	15.0

Total fixed charges	$1,205.0	$1,042.7	$781.4	$607.2	$643.7

Ratio of earnings to fixed charges	3.21	3.08	3.70	4.49	2.46

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from unconsolidated affiliates.  “Earnings” consist of income before income taxes, the cumulative effect of changes in accounting, discontinued operations and fixed charges excluding capitalized interest.  “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

The Company has not issued preferred stock.  Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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